Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

30 April 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 82-34740) documents for lodgement

In accordance with the requirements of Rule 12g3-2(b), I wish to inform you that no documents for Macquarie Group Limited have been lodged during the period between Wed 23 April 2008 and Wed 30 April 2008.

Yours sincerely




08002323

for Dennis Leong
Company Secretary

dlw 5/7

END